Exhibit 99.1

Daniel Sadeh, Esq.
HALPER SADEH LLP
667 Madison Avenue, 5th Floor
New York, NY 10065
Telephone: (212) 763-0060
Facsimile: (646) 776-2600
Email: sadeh@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

    Case No:

JURY TRIAL DEMANDED

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Hugh Meighan (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

NATURE OF THE ACTION

1.This is an action against KushCo Holdings, Inc. (“KushCo” or the “Company”) and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a) and 78t(a), and Rule 14a-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14a-9, in connection with the proposed merger (the “Proposed Transaction”) of KushCo and Greenlane Holdings, Inc. (“Greenlane”).
JURISDICTION AND VENUE

2.The claims asserted herein arise under and pursuant to Sections 14(a) and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(a) and 78t(a)) and Rule 14a-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14a-9).
3.This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.
4.Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and KushCo and Greenlane conduct business in this District.
5.In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.
PARTIES

6.Plaintiff is, and has been at all relevant times hereto, an owner of KushCo common stock.

7.Defendant KushCo markets and sells packaging products, vaporizers, solvents, accessories, and branding solutions to customers operating in the regulated medical and adult recreational cannabis and hemp-derived cannabidiol (CBD) industries in the United States, Canada, and internationally. The Company is incorporated in Nevada. The Company’s common stock trades on the OTCQX market under the ticker symbol, “KSHB.”
8.Defendant Nick Kovacevich (“Kovacevich”) is Chief Executive Officer, Co- Founder, and Chairman of the Board of the Company.
9.Defendant Eric Baum (“Baum”) is a director of the Company.

10.Defendant Barbara Goodstein (“Goodstein”) is a director of the Company.

11.Defendant Donald H. Hunter (“Hunter”) is a director of the Company.

12.Defendant Dallas Imbimbo (“Imbimbo”) is a director of the Company.

13.Defendant Pete Kadens (“Kadens”) is a director of the Company.

14.Defendants Kovacevich, Baum, Goodstein, Hunter, Imbimbo, and Kadens are collectively referred to herein as the “Individual Defendants.”
15.Defendants KushCo and the Individual Defendants are collectively referred to herein as the “Defendants.”
SUBSTANTIVE ALLEGATIONS

A.The Proposed Transaction

16.On March 31, 2021, KushCo and Greenlane announced that they had entered into a definitive merger agreement pursuant to which KushCo would become a wholly owned subsidiary of Greenlane. Under the terms of the merger agreement, KushCo’s shareholders will receive approximately 0.2546 shares of Greenlane Class A common stock for each share of KushCo common stock, subject to potential adjustments. Upon closing of the Proposed Transaction, KushCo shareholders will own approximately 49.9% of the combined company’s common stock.

17.The press release announcing the Proposed Transaction states, in pertinent part:

Greenlane and KushCo Announce Transformative Merger, Creating the Leading Ancillary Cannabis Company and House of Brands

March 31, 2021 05:00 ET | Source: Greenlane

The Transaction will Bring Together Two of the Pioneering Cannabis Ancillary Product and Services Companies, with a Combined 25 Plus Years of Operating History

Enhanced Scale with Over $250 Million of Projected Pro Forma 2020 Revenue and Improved Operating Leverage to Drive ~$15- $20 Million in Expected Cost- Saving Synergies and Increased Profitability

Robust and Innovative Offerings Including Proprietary Owned Brands and Exclusive Third-Party Products

Highly Complementary Portfolio of Products and Services Provides Potential for Cross-Selling Opportunities and Rapid Growth in Fast-Paced Industry

Greenlane and KushCo to Host a Joint Conference Call and Webcast today at 8:45 a.m. Eastern Time

BOCA RATON, Fla. and CYPRESS, Calif., March 31, 2021 (GLOBENEWSWIRE) -- Greenlane Holdings, Inc. (“Greenlane”) (NASDAQ: GNLN) and KushCo Holdings, Inc. (''KushCo'') (OTCQX: KSHB) today announced that they have entered into a definitive merger agreement (the “Merger Agreement”), pursuant to which KushCo will become a wholly owned subsidiary of Greenlane (the “Transaction”).

Proposed Transaction

Under the terms of the Merger Agreement, KushCo’s stockholders will receive approximately 0.2546 shares of Greenlane Class A common stock for each share of KushCo common stock (the “Base Exchange Ratio”), subject to adjustment as described below. The Base Exchange Ratio is expected to result in KushCo stockholders owning approximately 49.9% of the combined company’s common stock and Greenlane stockholders owning approximately 50.1% of the combined company’s common stock. The Base Exchange Ratio represents a 6.3% premium to KushCo’s 20-day volume weighted average closing price ending on March 30, 2021.

The Merger Agreement permits Greenlane to continue to pursue opportunistic and strategic priorities prior to the closing of the Transaction, including engaging in certain contemplated acquisitions and capital raising transactions. If Greenlane issues additional securities prior to the closing of the Transaction in connection with any acquisitions or capital raising transactions, the Exchange Ratio will be adjusted such that Greenlane’s existing stockholders maintain an aggregate interest of at least 50.1%, and not more than 51.9%, in the combined company.

Existing Greenlane stockholders will continue to hold their existing shares of Greenlane common stock; however, in connection with the Transaction, shares of Greenlane Class C common stock will be converted into shares of Greenlane Class B common stock on a 3-to-1 basis. Thereafter, there will be no shares of Greenlane Class C common stock authorized or outstanding, which will have the effect of retiring the enhanced voting rights of Greenlane’s majority stockholder.

The Transaction is intended to be tax free to KushCo, Greenlane and their respective shareholders for United States federal income tax purposes.

The Transaction has been unanimously approved by the boards of directors for both Greenlane and KushCo, and a special independent committee consisting entirely of Greenlane’s independent and disinterested directors (the “Special Committee”), which was appointed by the Greenlane board of directors. The boards of directors of Greenlane and KushCo have unanimously recommended that stockholders approve the Transaction.

* * *

Upon completion of the Transaction, KushCo’s Co-Founder, current Chairman and Chief Executive Officer, Nick Kovacevich, will lead the combined company as Chief Executive Officer, and an Independent Chairman of the Board will be appointed at a later date. Greenlane’s Bill Mote will serve as Chief Financial Officer, with Greenlane Co-founder Aaron LoCascio serving as President and Greenlane Co-founder Adam Schoenfeld serving as Chief Strategy Officer. The board of directors of the combined company will consist of seven members, four of whom are current Greenlane directors, including Aaron LoCascio, and Adam Schoenfeld, three of whom are current KushCo directors, including Nick Kovacevich. Greenlane and KushCo are confident that the leadership team and proposed board of directors of the combined company will provide a strong foundation for the combined company to accelerate growth and profitability. Additional senior leadership positions at the combined company will be named at a later date. The combined company will be headquartered in Boca Raton, Florida with a significant footprint in Southern California.

* * *

Additional Transaction Details

The completion of the Transaction is subject to applicable regulatory approvals, including by Nasdaq, in addition to certain customary closing conditions, as well as approval by holders of a majority of the shares held by the existing Greenlane stockholders, other than Jacoby & Co. LLC and its affiliates and the chief executive officer, chief strategy officer, chief financial officer, chief operating officer and general counsel of Greenlane, at a special meeting of stockholders expected to take place in the late second quarter or early third quarter of 2021. The Transaction is also subject to approval by a majority of KushCo shareholders.

The majority stockholder of Greenlane, which is an affiliate of two directors of Greenlane, has entered into a support agreement with Greenlane and KushCo, pursuant to which it has agreed to support and vote 100% of its voting power in favor of certain actions required to consummate the Transaction.

Certain directors and stockholders of KushCo, which collectively own approximately 12.5% of the shares of KushCo’s common stock, have entered into support agreements with Greenlane, pursuant to which they have agreed to support and vote in favor of the Transaction.

Management of Greenlane and KushCo expects the Transaction to close in the late second quarter or early third quarter of 2021, subject to the satisfaction or waiver of all conditions in the agreement, including the receipt of all necessary approvals.

Advisors

Canaccord Genuity Corp. is acting as financial advisor to the Special Committee of Greenlane’s board of directors. Potter Anderson & Corroon LLP is acting as legal counsel to the Special Committee. Cowen is acting as financial advisor to Greenlane, and Morrison & Foerster LLP is acting as its legal counsel. Jefferies LLC is acting as exclusive financial advisor to KushCo and Reed Smith LLP is acting as its legal counsel.

* * *

About KushCo Holdings, Inc.

KushCo Holdings, Inc. (OTCQX: KSHB) (www.kushco.com) is a premier provider of ancillary products and services to the legal cannabis and CBD industries. KushCo’s subsidiaries and brands provide product quality, exceptional customer service, compliance knowledge and a local presence in serving its diverse customer base, which consists of leading multi-state-operators (MSOs), licensed producers (LPs), and brands.

Founded in 2010, KushCo has now sold more than 1 billion units to growers, brand owners, processors and producers across North America, South America, and Europe, specializing in child-resistant compatible and fully customizable packaging, exclusive vape hardware and technology, and complementary solvents and natural products.

As a pioneer in the industry, KushCo continues to work to create a positive impact on the environment, society, and community through CSR and ESG initiatives, such as: offering sustainable and compostable packaging; donating PPE supplies to healthcare workers on the frontline fighting the COVID-19 pandemic; partnering with organizations such as Mission Green to offer social equity programs for industry inclusion; being one of the first in the industry to award paid time-off for all employees on November 3, 2020 (“Election Day”); and working to incorporate industry-leading corporate governance practices and a more diverse board makeup. For more information on KushCo’s commitment to CSR and ESG initiatives, please visit the Company’s #KushCares page at www.kushco.com/kushcares.

KushCo has been featured in media nationwide, including CNBC, Fox News, Yahoo Finance, Cheddar, Los Angeles Times, TheStreet.com, and Entrepreneur, Inc Magazine. For more information, visit www.kushco.com or call (888) 920- 5874.

About Greenlane Holdings, Inc.

Greenlane Holdings, Inc. (NASDAQ: GNLN) is a global house of brands and one of the largest sellers of premium cannabis accessories, child-resistant packaging, and specialty vaporization products to smoke shops, dispensaries, and specialty retail stores, as well as direct to consumer through its online e-commerce platform, vapor.com. Founded in 2005, Greenlane serves more than 8,000 retail locations and has over 250 employees with operations in United States, Canada, and Europe. With a strong global footprint, Greenlane has been the partner of choice for many of the industry’s leading brands, who chose to leverage its strong distribution platform, unparalleled customer service, and highly efficient operations and logistics to accelerate their growth. Greenlane’s curated portfolio of owned brands includes EYCE, packaging innovator Pollen Gear™, VIBES™ rolling papers, Marley Natural™ Accessories; K.Haring Glass Collection, Aerospaced grinders, and Higher Standards which offers both an upscale product line as well as an innovative retail experiences with flagship stores located in Chelsea Market, New York and Malibu, California.

18.On July 2, 2021, the Company filed a Schedule 14A Definitive Proxy Statement under Section 14(a) of the Exchange Act (the “Proxy Statement”) with the SEC in connection with the Proposed Transaction.
B.The Proxy Statement Contains Materially False and Misleading Statements and Omissions

19.The Proxy Statement, which recommends that KushCo shareholders vote in favor of the Proposed Transaction, omits and/or misrepresents material information concerning: (i)

KushCo’s and Greenlane’s financial projections; (ii) the financial analyses performed by KushCo’s financial advisor, Jefferies LLC (“Jefferies”), in connection with its fairness opinion; and (iii) potential conflicts of interest involving Jefferies.
20.The omission of the material information (referenced below) renders the following sections of the Proxy Statement false and misleading, among others: (i) Recommendation of the KushCo Board; Reasons for the Recommendation; (ii) Opinion of KushCo’s Financial Advisor; and (iii) Certain Unaudited Prospective Financial Information.
21.Unless and until the material misstatements and omissions (referenced below) are remedied before the August 26, 2021 shareholder vote on the Proposed Transaction, KushCo shareholders will be forced to make a voting decision on the Proposed Transaction without full disclosure of all material information. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.
1.Material Omissions Concerning KushCo’s and Greenlane’s Financial Projections

22.The Proxy Statement omits material information concerning KushCo’s and Greenlane’s financial projections.
23.With respect to the “KushCo Projections,” the Proxy Statement fails to disclose:

(1) all line items underlying (i) Revenue, (ii) Adjusted EBITDA, (iii) Net Operating Profit After Tax, and (iv) Unlevered Free Cash Flow; (2) KushCo’s net income projections; and (3) a reconciliation of all non-GAAP to GAAP metrics.
24.With respect to the “Greenlane Projections,” the Proxy Statement fails to disclose:

1.all line items underlying (i) Net Revenue, (ii) Adjusted EBITDA, (iii) Unlevered Net Income, and (iv) Unlevered Free Cash Flow; and (2) a reconciliation of all non-GAAP to GAAP metrics.
25.The disclosure of this information is material because it would provide the

Company’s shareholders with a basis to project the future financial performance of the Company and combined company and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Defendant(s) and the Company’s financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to vote for or against the Proposed Transaction.
26.When a company discloses non-GAAP financial metrics in a Proxy Statement that were relied upon by its board of directors in recommending that shareholders exercise their corporate suffrage rights in a particular manner, the company must also disclose, pursuant to SEC Regulation G, all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.1

27.The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

_________________________

1 Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non- GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn- speech.html (footnotes omitted) (last visited July 19, 2021) (“And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.”).

2. Material Omissions Concerning Jefferies’ Analyses

28.In connection with the Proposed Transaction, the Proxy Statement omits material information concerning analyses performed by Jefferies.
29.With respect to Jefferies’ “Selected Public Companies Analyses” of KushCo and Greenlane, the Proxy Statement fails to disclose the individual multiples and financial metrics of each company Jefferies observed in its analyses.
30.The Proxy Statement fails to disclose the following concerning Jefferies’ “Discounted Cash Flow Analyses” of KushCo and Greenlane: (1) all line items underlying the standalone unlevered, after-tax free cash flows that KushCo was forecasted to generate during the second half of the calendar year ending December 31, 2021 through the full calendar year ending December 31, 2025, based on estimates by KushCo’s and Greenlane’s respective managements; (2) KushCo’s and Greenlane’s respective net operating loss carryforwards; (3) the terminal values for KushCo and Greenlane; (4) the individual inputs and assumptions underlying the (i) range of terminal revenue multiples of 2.0x to 4.0x, and (ii) range of discount rates of 14.9% to 15.9%; and (5) the impact of the Tax Receivable Agreement.

31.The valuation methods, underlying assumptions, and key inputs used by Jefferies in rendering its purported fairness opinion must be fairly disclosed to KushCo shareholders. The description of Jefferies’ fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, KushCo shareholders are unable to fully understand Jefferies’ fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to vote for or against the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

3. Material Omissions Concerning Potential Conflicts of Interest Involving Jefferies

32.The Proxy Statement omits material information concerning potential conflicts of interest involving Jefferies.
33.The Proxy Statement provides that “Jefferies [] may be entitled to an additional fee of $250,000 payable, at the sole discretion of KushCo, upon consummation of the Mergers.” The Proxy Statement, however, fails to disclose the circumstances under which Jefferies may receive “an additional fee of $250,000 payable, at the sole discretion of KushCo” and whether the Company intends to pay Jefferies such a fee.
34.Disclosure of a financial advisor’s compensation and potential conflicts of interest to shareholders is required due to their central role in the evaluation, exploration, selection, and implementation of strategic alternatives and the rendering of any fairness opinions. Disclosure of a financial advisor’s potential conflicts of interest may inform shareholders on how much weight to place on that analysis.
35.The omission of the above-referenced information renders the Proxy Statement materially incomplete and misleading. This information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.
COUNT I
For Violations of Section 14(a) and Rule 14a-9 Promulgated Thereunder Against All Defendants
36.Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.
37.During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Proxy Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by the SEC.
38.Each of the Individual Defendants, by virtue of his/her positions within the Company as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Proxy Statement with respect to the Proposed Transaction. The Defendants were, at minimum, negligent in filing the materially false and misleading Proxy Statement.
39.The false and misleading statements and omissions in the Proxy Statement are material in that a reasonable shareholder would consider them important in deciding how to vote on the Proposed Transaction.
40.By reason of the foregoing, Defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.
41.Because of the false and misleading statements and omissions in the Proxy Statement, Plaintiff is threatened with irreparable harm.
COUNT II
Violations of Section 20(a) of the Exchange Act Against the Individual Defendants

42.Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.
43.The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Proxy Statement.

44.Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Proxy Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.
45.In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Proxy Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Proxy Statement at issue contains the recommendation of the Individual Defendants to approve the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Proxy Statement.
46.In addition, as the Proxy Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Proxy Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.
47.By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.
48.As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.
PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to Company shareholders;
B.In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;
C.Declaring that Defendants violated Sections 14(a) and 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder;
D.Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and
E.Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: July 19, 2021 Respectfully submitted,

HALPER SADEH LLP

By: /s/ Daniel Sadeh
Daniel Sadeh, Esq.
Zachary Halper, Esq. (to be admitted pro hac
vice)
667 Madison Avenue, 5th Floor
New York, NY 10065

Telephone: (212) 763-0060
Facsimile: (646) 776-2600
Email: sadeh@halpersadeh.com
zhalper@halpersadeh.com

Counsel for Plaintiff